UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THE GREATER CANNABIS COMPANY, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-56027

Florida	30-0842570
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 South Biscayne Blvd Fl 20

Miami, FL 33131

(Address of principal executive offices)

+52 1 55 6449 4966

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: July 31, 2026

THE GREATER CANNABIS COMPANY, INC.

200 South Biscayne Blvd Fl 20

Miami, FL 33131

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “THE GREATER CANNABIS COMPANY, INC.” “we,” “us,” and “our” include THE GREATER CANNABIS COMPANY, INC.

INTRODUCTION

This information statement (this “Information Statement”) is being furnished by The Greater Cannabis Company, Inc., a Florida corporation (the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a proposed change in a majority of the members of the Company’s Board of Directors (the “Board”). This Information Statement is first being mailed to the Company’s stockholders on or about July 31, 2026.

On June 29, 2026, Trafalgar Asset Management, LLC, a Delaware limited liability company owned and controlled by Porfirio Sanchez Talavera (the “Controlling Shareholder”), acquired a controlling interest in the Company through the purchase of (i) 7,628,665 shares of the Company’s Series A Preferred Stock and (ii) 1,000 shares of the Company’s Series B Preferred Stock (the “Share Purchase”). As a result of the Share Purchase, the Controlling Shareholder obtained the voting power necessary to determine the election of the Company’s Board of Directors and other matters requiring stockholder approval. Following the Share Purchase, Mr. Sanchez Talavera was appointed Chief Executive Officer, Chairman of the Board, and the Company’s sole director.

On July 29, 2026, the Board approved the appointment of Carlos Septién, Michelle Cervantes Vivanco, and Ernesto Gómez Berjón as additional members of the Board. Upon the expiration of the ten (10) day period required by Rule 14f-1 under the Exchange Act, the Board will consist of the following four directors:

●	Porfirio Sanchez Talavera
●	Carlos Septién
●	Michelle Cervantes Vivanco
●	Ernesto Gómez Berjón

This Information Statement is being furnished solely to satisfy the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. No action is required by the Company’s stockholders in connection with this Information Statement. However, Rule 14f-1 requires that this Information Statement be mailed to the Company’s stockholders at least ten (10) calendar days before a change in a majority of the directors becomes effective, other than at a meeting of stockholders.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

VOTING SECURITIES

Our authorized capital stock consists of: (i) 2,000,000,000 shares of Common Stock, par value $0.001 per share, of which 994,379 shares are issued and outstanding as of July 29, 2026; (ii) 10,000,000 shares of Series A Preferred Stock, of which 7,628,665 shares are issued and outstanding as of July 29, 2026; and (iii) 1,000 shares of Series B Preferred Stock, of which 1,000 shares are issued and outstanding as of July 29, 2026. Each share of Common Stock is entitled to one vote per share. Each share of Series A Preferred Stock is entitled to 1.76 votes per share. The outstanding shares of Series B Preferred Stock collectively are entitled to fifty-one percent (51%) of the total voting power of the Company’s outstanding voting securities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding the beneficial ownership of our voting securities as of July 29, 2026 by (i) each person (or group of affiliated persons) who is known by us to beneficially own more than five percent of the aggregate voting power of our outstanding voting securities, (ii) each current director and executive officer and each person appointed to become a director upon the expiration of the Rule 14f-1 notice period, and (iii) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders, directors and officers listed below is The Greater Cannabis Company, Inc., 200 South Biscayne Blvd Fl 20, Miami, FL 33131.

Name	Sole Voting and Investment Power	Percent of Class Outstanding	Percentage of Aggregate Voting Power
Porfirio Sanchez Talavera(1)
Common Stock	0	0.00%	0.00%
Series A Preferred Stock	7,628,665	100%	45.62%
Series B Preferred Stock	1,000	100%	51.00%
Trafalgar Asset Management, LLC(2)
Common Stock	0	0.00%	0.00%
Series A Preferred Stock	7,628,665	100%	45.62%
Series B Preferred Stock	1,000	100%	51.00%
Directors and executive officers as a group (4 persons)
Common Stock	0	0.00%	0.00%
Series A Preferred Stock	7,628,665	100%	45.62%
Series B Preferred Stock	1,000	100%	51.00%
Total Aggregate Voting Power			96.62%

(1)	Shares of the Company’s Series A Preferred Stock and Series B Preferred Stock beneficially owned by Porfirio Sanchez Talavera are held of record by Trafalgar Asset Management, LLC, a Delaware limited liability company owned and controlled by Mr. Talavera. Accordingly, Mr. Talavera may be deemed to beneficially own such securities by virtue of his control of Trafalgar Asset Management, LLC.

(2)	Trafalgar Asset Management, LLC is controlled by Porfirio Sanchez Talavera, who serves as Chairman of the Board and Chief Executive Officer of the Company. Mr. Sanchez Talavera may be deemed to beneficially own such securities by virtue of his control of Trafalgar Asset Management, LLC. Through its ownership of all outstanding shares of the Company’s Series A Preferred Stock and Series B Preferred Stock, Trafalgar Asset Management, LLC possesses approximately 96.62% of the aggregate voting power of the Company’s outstanding voting securities as of July 29, 2026, based upon 994,379 shares of Common Stock outstanding, each share of Series A Preferred Stock being entitled to 1.76 votes per share, and the outstanding shares of Series B Preferred Stock collectively being entitled to 51% of all votes entitled to be cast.

CHANGES TO THE BOARD OF DIRECTORS

On July 29, 2026, the sole member of the Board of Directors approved, by unanimous written consent, the appointment of Carlos Septién, Michelle Cervantes Vivanco, and Ernesto Gómez Berjón as additional members of the Board of Directors of the Company. Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, such appointments will become effective upon the expiration of the ten (10) day period following the mailing of this Information Statement to the Company’s stockholders. Immediately prior to the effectiveness of such appointments, the Company’s Board of Directors consists of one director:

Name	Age	Position
Porfirio Sanchez Talavera	42	Chief Executive Officer, Chairman of the Board of Directors

Director Appointees

Following the effectiveness of the appointments described above, the Company’s Board of Directors will consist of the following four directors:

Name	Age	Position
Porfirio Sanchez Talavera	42	Chief Executive Officer, Chairman of the Board and Directors
Carlos Septién	73	Chief Operating Officer and Director
Michelle Cervantes Vivanco	46	Chief Financial Officer and Director
Ernesto Gómez Berjón	37	Chief Growth Officer and Director

Mr. Carlos Septién, Director and Chief Operating Officer. Mr. Septién currently serves as Chief Executive Officer (Director General) and Consejero Delegado of the Trafalgar group in Mexico, and was appointed Chief Operating Officer of the Company on July 29, 2026. He has more than 45 years of executive experience in Mexican banking and financial services, including 35 years serving as chief executive officer or vice president of banks and regulated financial institutions. From June 2021 to February 2024, Mr. Septién served as Vice President and Chief Executive Officer of Banco Autofin México, and from March 2024 to August 2025 as Chief Executive Officer of Grupo Diagnóstico Aries. Earlier in his career, he served as Chief Executive Officer of Laboratorios Médico El Chopo (2015–2020) and of Grupo Libertad (2013–2014); as Chief Executive Officer of Grupo Elektra’s financial services operations / Banco Azteca (2002–2013), one of Mexico’s largest mass-market financial services platforms; as Deputy Chief Executive Officer of Banorte (2002); as Chief Executive Officer and Chairman of the Board of Afore Bancrecer-Dresdner (2000–2001); as Chief Executive Officer of Ixe Grupo Financiero (1996–2000); as Deputy Chief Executive Officer, Commercial and Consumer Banking, of Banco del Atlántico (1992–1995); and in senior executive positions at BBVA México (1990–1992), Operadora de Bolsa (1989–1990) and Banamex (1978–1989). Mr. Septién is a member of the board of directors of Sanfer-Invekra. He holds an Executive MBA from Purdue University (1978) and a degree in Industrial Engineering from Universidad Iberoamericana (1975).

Ms. Michelle Cervantes Vivanco, Director and Chief Financial Officer. Ms. Vivanco serves as Executive Vice President and Consejera Delegada of the Trafalgar group in Mexico, and was appointed Chief Financial Officer of the Company on July 29, 2026. Since 2019, she has served as chief financial officer across the group’s fintech ecosystem, with responsibility for the finances of a CNBV-regulated electronic payment funds institution (IFPE) and of Trafalgar SFP, S.A. de C.V., S.F.P., a CNBV-licensed sociedad financiera popular, covering financial planning, regulatory reporting and capital management. She is a member of the group’s Risk, Credit and Compensation committees. Ms. Cervantes Vivanco has more than 20 years of experience in Mexican financial institutions, having served at Banorte from 2003 to 2016 and at BanBajío from 2016 to 2019, most recently as a Director. She holds a Master’s degree in Finance from Tecnológico de Monterrey (2023), a licenciatura in Business Administration and Management from Universidad Nacional Autónoma de México (2020), and a licenciatura in International Relations from Universidad Nacional Autónoma de México (2011).

Mr. Ernesto Gómez Berjón, Director and Chief Growth Officer. Mr. Berjón has served since 2026 as Chief Revenue Officer of the Trafalgar group in Mexico, with a commercial mandate across Trafalgar SFP, S.A. de C.V., S.F.P. and TRF Casa de Bolsa, and was appointed Chief Growth Officer of the Company on July 29, 2026. Since September 2021, he has served as Founder and Chief Executive Officer of ERGO Capital (Intangilend México, S.A.P.I. de C.V.), a boutique advisory firm specializing in debt capital markets, structured finance and institutional funding for non-bank lenders, fintech companies and SMEs, which serves as the exclusive Latin American representative of Sivo, a U.S.-based debt capital platform for lenders. In that capacity, he has led the origination, structuring and execution of debt facilities for fintech lenders across nine Latin American markets, institutional fundraising processes with global private credit funds, the structuring of Mexican trust vehicles (fideicomisos), and credit portfolio analysis for institutional lenders, and serves as a member of ERGO Capital’s credit committee. He previously served as Director of Operations (franchisee) of InFinance, a franchise-based consumer and SME lending business (2018–2020); as Regional Manager for Mexico and Latin America of Genesis International Ltd., a risk consulting and training firm for banks and financial institutions (2016–2018); as co-founder and Chief Executive Officer of NeoTraining (2013–2020), which was acquired by AN Global Consulting in 2020; and as Chief Growth Officer and Director of Operations of Finmex, a SOFOM, and OPORMEX, a CNBV-supervised SOFIPO, within the Grupo Dakab family office (2012–2015). Mr. Gómez Berjón holds an MBA from Universidad Anáhuac and a bachelor’s degree from Universidad Panamericana.

CORPORATE GOVERNANCE

Committees of the Board Of Directors

We are currently quoted on the OTCID tier of OTC Markets Group Inc. under the symbol “GCAN”. The OTCID does not have any requirements for establishing any committees. For this reason, we have not established any committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

If the Company becomes eligible for listing on a national securities exchange, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors. Additionally, we will adopt charters relative to each such committee. Following the Share Purchase, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, the Company is not required to comply with the director independence requirements of any national securities exchange and does not currently satisfy the independence standards applicable to companies listed on the NYSE American or Nasdaq Stock Market. Following the effectiveness of the appointments described in this Information Statement, the Board intends to continue evaluating its corporate governance structure as the Company’s business operations expand. As the Company grows and if it seeks listing on a national securities exchange in the future, the Board intends to appoint additional independent directors as appropriate and establish standing committees, including audit, compensation and nominating committees, composed in accordance with the applicable listing standards and federal securities laws. Until such time, the full Board will continue to perform the functions customarily delegated to such committees.

None of the incoming directors has any family relationship with any other director or executive officer of the Company, and none has been involved in any legal proceeding required to be disclosed pursuant to Item 401(f) of Regulation S-K during the past ten years, except as otherwise disclosed herein.

EXECUTIVE OFFICERS

Effective upon the appointments approved by the Board on July 29, 2026, and subject to the effectiveness of the director appointments described herein where applicable, the executive officers of the Company will consist of Porfirio Sanchez Talavera (Chief Executive Officer), Carlos Septién (Chief Operating Officer), Michelle Cervantes Vivanco (Chief Financial Officer), and Ernesto Gómez Berjón (Chief Growth Officer).

A brief description of the business experience of Mr. Carlos Septién, Ms. Michelle Cervantes Vivanco and Mr. Ernesto Gómez Berjón is provided above in the Changes to our Board of Directors section of this Information Statement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2025, all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation awarded to, earned by, or paid to the Company’s named executive officers for services rendered during the fiscal years ended December 31, 2025 and 2024. Amounts shown include compensation earned during the applicable fiscal year, whether or not such amounts were paid in cash during the applicable period.

THE GREATER CANNABIS COMPANY, INC. COMPENSATION SUMMARY

Name and Principal Position	Fiscal Year	Salary ($)	Bonus	Option Awards	All Other Compensation	Total ($)
Aitan Zacharin, Former	2025	$120,000	0	0	0	$120,000
President, Chief Executive Officer, Treasurer and Director (1)	2024	$120,000	0	0	0	$120,000

Porfirio Sanchez Talavera,	2025	$0	0	0	0	0
Current Chief Executive Officer and Chairman of the Board and Directors	2024	$0	0	0	0	0

(1) The salary amounts reported for Mr. Zacharin represent compensation accrued by the Company during the applicable fiscal years and such accrued compensation remained unpaid and was subsequently compromised, settled, canceled and extinguished in connection with the Debt Cancellation and Release Agreements entered into contemporaneously with the Share Purchase.

Outstanding Equity Awards at Fiscal Year End

There are no outstanding equity awards at July 29, 2026.

Option Plan

There are no stock options and no common shares set aside for any stock option plan.

Director Compensation

From January 1, 2026 through the date of this Information Statement, the Company has not paid any compensation to its directors. The Company may establish certain compensation plans (e.g. options, cash for attending meetings, etc.) with respect to directors in the future. Other than disclosed herein, prior to the Share Purchase, Aitan Zacharin, the sole director and officer of the Company did not receive compensation for his services.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Change in Control Transaction

On June 29, 2026, Trafalgar Asset Management, LLC, Delaware limited liability company owned and controlled by Porfirio Sanchez Talavera (the “Controlling Shareholder”) purchased a controlling interest in the Company and may unilaterally determine the election of the Board and other substantive matters requiring approval of the Company’s stockholders. The Controlling Shareholder purchased (i) 7,628,665 shares of Series A Preferred Stock; and (ii) 1,000 shares of Series B Preferred Stock from certain shareholders of the Company (the “Share Purchase”). Contemporaneously with the Share Purchase, certain indebtedness of the Company was compromised, settled, canceled, and extinguished pursuant to Debt Cancellation and Release Agreements entered into by the Company and the applicable creditors.

Review, Approval and Ratification of Related Party Transactions

We had not adopted, prior to the Share Purchase, formal policies and procedures for the review, approval or ratification of related party transactions, such as those described above, with our executive officers, directors and significant shareholders. However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the independent directors serving on our board of directors, or an appropriate committee thereof.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Florida law and the Company’s Bylaws provide that the Company will indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys’ fees and costs of litigation) incurred by reason of the fact that such person is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other entity or of an employee benefit plan.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being furnished solely to satisfy the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder in connection with the appointment of additional directors. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

THE GREATER CANNABIS COMPANY, INC.

200 South Biscayne Blvd Fl 20

Miami, FL 33131

Your letter should indicate that you are a stockholder of the Company. Depending on the subject matter, management will:

●	Forward the communication to the Director to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at https://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 31, 2026

THE GREATER CANNABIS COMPANY, INC.

By:	/s/ Porfirio Sanchez Talavera
Name:	Porfirio Sanchez Talavera
Title:	Chief Executive Officer